RECD S.E.C.
FEB 2 8 2002
586

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-29445



02003089

ANNUAL AUDITED REPORT
PART III

RECEIVED FEB 28 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HORIZON FINANCIAL INVESTMENT CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 Harrington Circle
(No. and Street)

Willingboro New Jersey 08046-1825
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard J. Isackson 609-877-3355
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harrison, Mauro & Morgan,
(Name — *if individual, state last, first, middle name*)

586 High Street, P.O. Box 400, Burlington, NJ
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information**

OATH OR AFFIRMATION

I, Richard J. Isackson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HORIZONS FINANCIAL INVESTMENT CORP, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

4/25/05

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

STEVEN M. HARRISON, CPA
RICHARD L. MAURO, CPA
WILLIAM J. MORGAN, CPA

A Peer Reviewed Member of the American Institute of Certified Public Accountants

A Member of the New Jersey Society Of Certified Public Accountants

Board of Directors
Horizons Financial Investment Corporation

In planning and performing our audit of the financial statements of Horizons Financial Investment Corporation, for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following: Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss form unauthorized use or disposition, and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

568 High Street
PO Box 400
Burlington, NJ 08016
609-386-6556
Fax 609-386-6446


CPA
The CPA, Never Underestimate The Value.

219 Clements Bridge Road
Barrington, NJ 08007
856-547-4999
Fax 856-547-2050


HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessary disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, that we consider to be material weaknesses as defined above. Fn 1(86)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives. fn2(87)

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harrison, Mauro & Morgan, P.A.
Burlington, NJ
February 13, 2002


HARRISON
MAURO
MORGAN

CERTIFIED PUBLIC ACCOUNTANTS

STEVEN M. HARRISON, CPA
RICHARD L. MAURO, CPA
WILLIAM J. MORGAN, CPA

A Peer Reviewed Member of the American Institute of Certified Public Accountants

A Member of the New Jersey Society Of Certified Public Accountants

February 13, 2002

Board of Directors
Horizons Financial Investment Corporation

RE: Financial and Operational Combined Uniform Single (Focus) Report, Form X-17A-5, Parts IIA and III, and Schedule I, January 1, 2001 to December 31, 2001

Gentlemen:

The annual audited Financial and Operational Combined Uniform Single (FOCUS) Report, Form X-17A-5, Parts IIA and III, and Schedule I for the period beginning January 1, 2001 and ending December 31, 2001 does not differ materially from the unaudited reports filed for the same period.

Harrison, Mauro & Morgan, P.A.

568 High Street
PO Box 400
Burlington, NJ 08016
609-386-6556
Fax 609-386-6446


CPA

The CPA, Never Underestimate The Value.

219 Clements Bridge Road
Barrington, NJ 08007
856-547-4999
Fax 856-547-2050


HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

STEVEN M. HARRISON, CPA
RICHARD L. MAURO, CPA
WILLIAM J. MORGAN, CPA

A Peer Reviewed Member of the American Institute of Certified Public Accountants

A Member of the New Jersey Society Of Certified Public Accountants

HORIZONS FINANCIAL INVESTMENT CORPORATION

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2001

568 High Street
PO Box 400
Burlington, NJ 08016

219 Clements Bridge Road
Barrington, NJ 08007


HARRISON
MAURO
MORGAN

CERTIFIED PUBLIC ACCOUNTANTS

HORIZONS FINANCIAL INVESTMENT CORPORATION

CONTENTS


CPA


HARRISON
MAURO
MORGAN

CERTIFIED PUBLIC ACCOUNTANTS

STEVEN M. HARRISON, CPA
RICHARD L. MAURO, CPA
WILLIAM J. MORGAN, CPA

A Peer Reviewed Member of the American Institute of Certified Public Accountants

A Member of the New Jersey Society Of Certified Public Accountants

Board of Directors
Horizons Financial Investment Corporation
Willingboro, NJ

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Horizons Financial Investment Corporation as of December 31, 2001, and the related statement of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Horizons Financial Investment Corporation as of December 31, 2001 and the results of its activity and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Harrison, Mauro & Morgan, P.A.

February 13, 2002

568 High Street
PO Box 400
Burlington, NJ 08016
609-386-6556

CPA

219 Clements Bridge Road
Barrington, NJ 08007
856-547-4999


HARRISON
MAURO
MORGAN

CERTIFIED PUBLIC ACCOUNTANTS

HORIZONS FINANCIAL INVESTMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS		
CURRENT ASSETS		
Cash	$	4,826
Cash, Restricted SDL		10,000
Investments, at cost		10,200
TOTAL CURRENT ASSETS		25,026
FIXED ASSETS		
Computer		2,833
Accumulated Depreciation		(283)
		2,550
TOTAL ASSETS	$	27,576
LIABILITIES AND STOCKHOLDERS EQUITY		
CURRENT LIABILITIES		
Accounts Payable & Accrued Expenses	$	4,394
Income Taxes Payable		240
Amount Due Officer		75
SDL Collateral Payable		10,000
TOTAL CURRENT LIABILITIES		14,709
STOCKHOLDERS' EQUITY		
Common Stock, authorized 2,500 shares, no par value; 2000 shares issued and outstanding		2,000
Retained Earnings		10,867
TOTAL STOCKHOLDERS' EQUITY		12,867
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	27,576

See Notes to Financial Statements


CPA


HARRISON
MAURO
MORGAN

CERTIFIED PUBLIC ACCOUNTANTS

HORIZONS FINANCIAL INVESTMENT CORPORATION
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUES	
Commission Income	$ 45,691
Management fee	2,540
Interest and dividends	477
	48,708
EXPENSES	
Advertising	75
Computer expenses	4,848
Fees, registrations, etc.	1,978
Insurance	1,994
Interest	1,000
Depreciation Expense	283
Dues and Subscriptions	723
Donations	186
Office Supplies and Expenses	911
Operating Supplies and Expenses	2,723
Postage	429
Professional Fees	2,250
Rent	21,000
Repairs and Maintenance	1,277
Telephone	2,656
Training, Seminars, etc.	3,679
Utilities	1,060
	47,072
INCOME BEFORE INCOME TAXES	1,636
PROVISION FOR INCOME TAXES	(5)
NET INCOME	$ 1,641
BASIC EARNINGS PER SHARE	$ 0.82

See Notes to Financial Statements


CPA


HARRISON
MAURO
MORGAN

CERTIFIED PUBLIC ACCOUNTANTS

HORIZONS FINANCIAL INVESTMENT CORPORATION
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Retained Earnings	Total
Balance at beginning of year	2,000	9,226	11,226
Net Income- 2001	-	1,641	1,641
Balance at end of December 31, 2001	$ 2,000	$ 10,867	$ 12,867

See Notes to Financial Statements


CPA


HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

HORIZONS FINANCIAL INVESTMENT CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	1,641
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		283
Change in assets and liabilities:		
(Increase) decrease in:		
Due from affiliate		2,600
Increase (decrease) in:		
Accounts payable & Accrued Expenses		4,073
Accrued interest payable		(250)
Payroll taxes payable		(3,974)
Income Taxes Payable		(3,212)
NET CASH PROVIDED BY OPERATING ACTIVITIES		1,161
CASH FLOWS FROM FINANCING ACTIVITIES:		
Purchase of Equipment		(2,833)
NET CASH USED IN FINANCING ACTIVITIES		(2,833)
NET INCREASE (DECREASE) IN CASH		(1,672)
CASH AT BEGINNING OF YEAR		6,498
CASH AT END OF YEAR	$	4,826
SUPPLEMENTAL DISCLOSURES:		
Interest Paid	$	1,250
Income Taxes Paid		3,207

See Notes to Financial Statements


CPA


HARRISON
MAURO
MORGAN

CERTIFIED PUBLIC ACCOUNTANTS

HORIZONS FINANCIAL INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001

Note A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Horizons Financial Investment Corporation conducts its business as a broker/dealer in Securities and is a registered member of the N.A.S.D. and S.I.P.C.

Allowance of Doubtful Accounts

The Company's management considers all receivables from clearing organizations to be fully collectible; accordingly, no allowance for doubtful accounts is deemed necessary in the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, short term investments which have an original maturity of ninety days or less are considered cash equivalents.


CPA


HARRISON
MAURO
MORGAN

CERTIFIED PUBLIC ACCOUNTANTS

HORIZONS FINANCIAL INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001

Note A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight line method over five years. Maintenance and repairs are charged to operations when incurred

Investments

Investments in marketable securities are valued at fair market value in the statement of financial condition. Unrealized gains are included in the statements of income.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as transactions occur.

Note B- LEASE COMMITMENTS, RELATED PARTY TRANSACTIONS

The Company leases space and various pieces of equipment, furnishings and fixtures from the President on a month to month basis. Office rent in the amount of $21,000 was paid in 2001. Lease payments for computer equipment were paid in the amount of $3,000 during the year.

Note C- SECURED DEMAND LOAN

The Company is obligated under a subordinated demand note payable to its Secretary and Stockholder in the amount of $10,000. This note bears interest at the rate of 10% per annum payable semiannually. The note is secured by segregated restricted cash funds.


CPA



CERTIFIED PUBLIC ACCOUNTANTS

HORIZONS FINANCIAL INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001

Note D- NET CAPITAL REQUIREMENTS

The Company is subject to the securities and exchange commission Uniform Net Capital Rule (Rule 15C3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1 (and the rule of applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001 the Company had net capital of $ 10,100. The Company's net capital ratio was .47 to 1 for December 31, 2001.

Note E- INCOME TAXES

The current portion of income tax expense (benefit) included in the statement of income as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, for the year ended December 31, 2001 is as follows:

Currently payable	$240
Over accrual from prior year	(245)
Income tax benefit	($5)




HARRISON
MAURO
MORGAN

CERTIFIED PUBLIC ACCOUNTANTS

HORIZONS FINANCIAL INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001

Note F- INVESTMENTS

Investments are stated at fair value unless otherwise noted at cost, and consist of the following as of:

	December 31, 2001		
	Cost	Market Value	Unrealized Appreciation
Marketable securities, at cost	$ 10,200	$ 10,200	$ 0
Total	$ 10,200	$ 10,200	$ 0


CPA